Deep End Fitness

Dear investors,

Dear Investors,
Thank you for your unwavering support and belief in Deep End Fitness. Your investment has been the fuel behind our growth, and we're just getting started! The opportunities ahead are immense, and we're committed to pushing the boundaries of what's possible in fitness, safety, and community. Together, we are building something truly special, and I'm excited for all that's to come. Go Deep. Live Empowered!

We need your help!

We are looking for investors that have a experience in real estate, business development, partnership structure, and strategic network to continue to build out our intended hubs in Southern California, Central Texas, and South Florida. As we continue to grow pool space continues to be a challenge so we are exploring partnerships with companies and organizations that have pre-established and under-utilized pools such as LifeTime Fitness, universities, and community colleges.

Sincerely,

Prime Hall

CEO

Don Tran

COO

How did we do this year?

REPORT CARD

A-

☺ The Good

We expanded to 11 new licensing locations this year across the United States.

Professionalization of the licensing onboarding process adding in 8% revenue share for licensing partners.

Professionalization of the licensing sales process to reduce sales cycle time and increase conversion rate.

☹ The Bad

Government contracts taking longer than expected, some contracts fell through because change of command.

Professional sports teams contracts did not all renew due to change in coaching staff. Focusing more on the individual athlete.

Pool availability is a current issues competing with other aquatic programs. We are exploring partnerships to combat that.

2023 At a Glance

January 1 to December 31



$578,632 +28%
Revenue



-$220,362
Net Loss



$2,382 [90%]
Short Term Debt







$150,000
Raised in 2023



$31,523
Cash on Hand
As of 08/21/24



INCOME   BALANCE   NARRATIVE



● Revenues   ● Profit

2022: $452,680 / -$516,127
2023: $578,632 / -$220,362

Net Margin: -38%   Gross Margin: 74%   Return on Assets: -282%   Earnings per Share: -$0.02   Revenue per Employee: $144,658

Cash to Assets: 17%   Revenue to Receivables: ~   Debt Ratio: 524%



UTL_Inc_GAAP_Financial_Report.pdf

We 🧡 Our 184 Investors

Thank You For Believing In Us

Paulo Sellitti	Raymond Brown (Venture Partne...	David Monhait	Fares Ksebati	Bryant Trieu	Andrew Douglas VanderPloeg
Bryan Malcolm A Sison	Blake Carter	Roberto Fuentes	Rebekah Ann Rodriguez	Clint Bruce	Keith Sherrill
Matthew Nguyen	Anthony Nguyen	Gene SJ	Charles Robinson	Warren Delos Angeles	Lan Tran-Sellitti
Oscar Franquez	Juliana Galofre	Zach Adamson	Wayne Mai	Paul Holze	Bryan Berletch
Joseph Gilberg	Dominic Neumeyer	Jennifer Fritschy Seine	Kevin Ng	Vince Lê	Jo Melissa Jackson
Nick Nanton	Cj Johnson	Scott Wang	David M Welch	Don Tran	Rick Chatas
Brad Cabanilla	Lacy Blackwell	Sahid Pérez	Rob W	Moises Herszenhorn	David D Ly
Morris Gelman	Jeff Louks	John Michael Oyervides	Fed A	Rodney Tate	Taylor Copas
Louise Sharpe	Trevor Owens	Chad Chorzelewski	Bobby Morales	Guipago Beaty	Mathias Blot
Mike Spiro	Tec Clark	Matthew Rosenblum	Victor Barajas	Joseph Gilberg	Tom Doan
Travis Pinn	Chinpasseuth Sonethavilay	Khoa Lai	Lauren Murphy	Ted K Dural	Shez JT
David Gorman	Nicole Novroski	Allen Thieman	Anthony Landato	Sherif Bates	Michael Lane
Annie Stahl	Jeff McElroy	Hector Huerta	Felix Leander	Ryan Morrow	Angel Morales Reynoso
Jay Jamerson	Tamara Vilaythong	Robert Lau	Justin Seltzer	Bria Morse	Brittany Williams
Sang H	Monica Tran	Brittany Hall	Chris Chea	Ashley Coakley	Marcus Grodd
Lenore Montalvo	Marco Camper	Drew Teter	Bethany Marshall	Patrick Wolfe	Jack Thoene
John Friedlander	Chad Lynn	Mallory Laabs	Tony Pham	Jason St Germain	David Tiu
Peter Belden	Jordan Sisco	Tiffany Torrey	James Engelking	Scott McFetters	Alexander J Adamson

Lacy J Lodes   Ford H Kinsley Jr   Steven Nguyen   Judson Hall   Gabriel Mora   Fan, Yu Chuan (Abe Fan)
Leslie Semken   Felipe Hermosillo   Mc Cay Major   Michael R. Eckel   Jimmy Lin   James Perry
David Abarbanel   Shane Stuhlmiller   Maria Sop   Nikhil Singh   Pedro Galindo   Barbara Prior
Benjamin Wilhite   Quinn Anthony Martinez   Vy Kieu   Kevin S Vann   Adrien Ray Aquino   Tony Phay
Jon Golightly   Chuong Viet Truong   Giovanny Mayer   Corrine Clement   Karen Akiyama   Ignacio Arreguin
Jacob Kazar   Alberto Gomez   Casey Nakamura   Erika Balasabas   Brittany Thomas   Robyn A Williams
Victor Gonzalez   Andrew MacVey   Jesse Langley   Nicholas Rodriguez   Eric Schreiber   Uri Lopez
Stewart Hooks   Frank Hong   Saul Mayo   Joshua Littlebird   Avi Golden   Yong Lee
Dan Rassachak   Charles Patterson   Mark Dombrosky   Lee Tho   Connor Wilson   Maximillian Padgett
Carly Jo Hall   Anthony Trang   Eli Todich   Rachel Harrison   Rob Wallace   Jarod SMITH
Bradley Deetjen   Christopher Kennedy   Dana Flieger   Caleb Seeley   Daniel Wood   Raphael J St James
Jonas Frey

Thank You!

From the Deep End Fitness Team



Prime Hall 🐦 in

Founder & CEO

Former Marine Raider & Water Survival Instructor Who Has Helped 1,000s of Military, Professional & Everyday Athletes Find Calm in the Most Stressful Situations.



Prime Hall



Don Tran in

Founder, CMO & COO

Former Marine Raider & Water Survival Instructor, Proven Brand Builder, Marketer & Operations Specialist.



Rick Briere

Master Instructor

Trained NFL, MLB, Olympians, UFC World Champions and thousands of athletes to break through physical and mental...



Jimi Letchford

Advisor

President - GORUCK, Former Director of Business Development & Partnerships - CrossFit



Korinne Osterhoudt

Project Manager

Harvard Business School, Running Multi Million Dollar Swim and Skincare Company, Thought Partner, and Innovator.



Dave Alberga

Advisor & Investor

Former CEO - Active.com, the leading online community for people to discover, share & participate in activities they ar...



Patrick Chandler

Advisor & Investor

Co-Founder/CMO - FightCamp, a virtual fitness platform for at-home boxing & kickboxing



Steve Atkins

Advisor & Investor

CEO - The Atkins Group, a leading consumer marketing & advertising agency



Ed Hine

Advisor & Investor

Managing Partner - Line 5 Capital, an investment firm focused on partnering with owner-operated small...



Derek Herrera

Advisor

Founder/CEO - Bright URO, an early-stage medical technology company building the next generation of diagnostic devic...



Ben Kincaid

Board Member & Investor

Founder/CEO - Complete Threat Preparedness, a safety, security & emergency management consultancy

Details

The Board of Directors

Director	Occupation	Joined
Don Tran	COO - UTL & DEF @ UTL Inc.	2017
William Prime Hall	CEO - UTL & DEF @ UTL Inc.	2017

Officers

Officer	Title	Joined
Don Tran	COO	2017
William Prime Hall	President CEO	2017

Voting Power ❓

Holder	Securities Held	Voting Power
Don Tran	2,929,459 Common	40.3%
William Prime Hall	3,950,541 Common	54.3%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
06/2019	$150,000		Section 4(a)(2)
09/2019	$39,662		Section 4(a)(2)
11/2019	$18,000		Section 4(a)(2)
06/2020	$161,652		Section 4(a)(2)
08/2020	$675,000		Section 4(a)(2)
03/2021	$87,255		4(a)(6)
11/2023	$150,000		Section 4(a)(2)
01/2024	$445,000	Preferred Stock	Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
08/12/2020	$675,000 ❓	5.0%	25.0%	$3,000,000	08/12/2022
11/30/2023	$150,000 ❓	5.0%	25.0%	$6,600,000	11/30/2025 ❓

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
CDC Loans ❓	06/06/2019	$150,000	$98,760 ❓	3.0%	06/16/2029	Yes
Kabbage Loan ❓	09/13/2019	$39,662	$0 ❓	9.0%	09/01/2020	
PayPal Loan ❓	11/12/2019	$18,000	$0 ❓	15.0%	11/12/2020	Yes

| William Prime Hall ❓ | 06/01/2020 | $161,652 | $161,000 ❓ | 0.0% | 11/11/2022 | Yes |

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	12,989,196	7,277,072	Yes
Series Seed	562,278	541,879	No
Series Seed 2	1,529,949	1,529,949	No
Series Seed 3	1,709,108	1,051,098	No

Warrants: 0
Options: 732

Form C Risks:

Competitive Marketplace; Industry Risks. The Company generates the majority of its revenue from a single industry and, will be in a single geographic market. An investment in the Company could be considered an undiversified investment with a high concentration of risk. The business of providing location based health and fitness of the type contemplated by the Company is competitive. The Company will be competing for market share in that field against other providers, some of whom are more established and better financed than the Company. The market for such experiences may also be subject to negatively impacted by general economic trends, global pandemics, downturns at times of heightened terrorism concerns, and competition from the emergence of new forms of entertainment, among other such risks.

No Assurance of Profit or Distributions; Long-Term Investment. There can be no assurance that the investments of the Company will be profitable or that any dividends or other distributions will be paid to the investors. An investment in the Company is a long-term commitment and there is no assurance of any distribution to the investors prior to or upon liquidation of the Company.

Unequal Dissemination of Information. In the normal course of business, it is anticipated that the Company's management team conduct meetings, provide reports or otherwise share information with investors and potential investors with varying degrees of frequency and specificity or at various points in time. As a result, certain investors may receive a greater depth of information than others regarding the Company's activities.

Future Team Members. Employees, officers and directors of the Company are a group of highly qualified professionals and are integral to the success of the Company. The Company's ability to attract and retain qualified, motivated and talented staff contributes to the Company's success and failure to recruit and retain such persons might have a material adverse effect on the performance of the Company.

Insufficient Capital. The Company's capital is limited. Unless future capital is raised in future offerings, the Company may be unable to carry out its full business plan. The Company may also be unable to open future locations and carry out its business plan as a result of cost overruns or other unforeseen circumstances. If such circumstances occur, there can be no assurance that other funds will be available or available on acceptable terms for the growth of UTL & DEF and the other expenses that will be incurred in carrying out the business plan.

COVID-19. COVID-19 may pose a risk as it puts cities into shelter in place and limits fitness and pool activities. Government regulations that we are subject to could change at any time. COVID-19 scares could possibly shut the government down and push plans back.

Reliance on Management Team. The Company is dependent upon the efforts of the members of its management team. If the services of those members cease to be available to the Company, or become available to competitors, this could have a material adverse effect on the business, financial results and prospects of the Company.

Brittany Hall, Zach Adamson and Nikolai Suvorov are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Dilution. To carry out its business plan, the Company will likely need to raise capital in the future in addition to 2020 offerings. Such additional capital may be raised through the sale of securities with a price less than, and rights superior to, those offered to the investors in the Offering. The investors in the Offering will not have any preemptive rights to invest in future securities offerings of the Company. As a result, the Shares may be diluted, perhaps substantially, by other investments in the Company.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or

to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares. As discussed in Question 13, when we engage in an offering of equity involving Stock, Investors may receive a number of shares of Preferred Stock calculated as either the conversion price equal to the lesser of (i) 75% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $3,000,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt). Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company
UTL Inc.

Delaware Corporation
Organized June 2020
4 employees
2365 Mica Rd
Carlsbad CA 92009 http://www.deependfitness.com

Business Description

Refer to the Deep End Fitness profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Deep End Fitness has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Delayed

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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